Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated March 19, 2008
Relating to Preliminary Prospectus Supplement dated March 14, 2008 Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-140433
The issuer, Medical Properties Trust, Inc., has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read that prospectus and preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank toll-free at 1-888-827-7275.
Shares of our common stock to be sold in the offering to which the prospectus supplement relates will initially be offered at the price of $10.75 per share. After deducting underwriting discounts and commissions and our estimated offering expenses, we expect to receive net proceeds from the offering of approximately $111.9 million ($128.8 million if the underwriters exercise their over-allotment option in full).
The expected proceeds to be received from the concurrent private placement by our operating partnership of its exchangeable notes due 2013 has changed from $125.0 million aggregate principal amount (or $143.8 million if the initial purchasers exercise their option to purchase additional exchangeable notes in full), as stated in the prospectus supplement, to $50.0 million aggregate principal amount (or $57.5 million in aggregate principal amount if the initial purchasers exercise their option to purchase additional exchangeable notes in full). Our operating partnership may not consummate its concurrent private placement of exchangeable notes at all or may not consummate it for the amount planned. The completion of the private placement of exchangeable notes by our operating partnership is not subject to the completion of this offering of common stock and the completion of this offering is not subject to the completion of the private placement. Neither this offering nor the private placement is conditioned upon the completion of the HCP acquisition.
The following information sets forth certain principal changes in the information contained in the preliminary prospectus supplement that result from the change in the expected proceeds to be received by our operating partnership in the concurrent private placement of its exchangeable notes:
Use of proceeds
We expect to receive approximately $111.9 million in net proceeds from the sale of the common stock to be issued in this offering ($128.8 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses.
We intend to use the net proceeds from the sale of our common stock by us in this offering to fund a portion of the purchase price of the HCP acquisition. We intend to consummate the HCP acquisition on a property-by-property basis, beginning at the end of the first quarter of 2008 and continuing through the second quarter of 2008. Pending the use of all proceeds to consummate the HCP acquisition, we intend to invest the net proceeds from this offering in short-term interest-bearing government securities. To fund the remaining balance of the purchase price, we plan to use (1) the net proceeds from the concurrent private placement by our operating partnership of $50.0 million in aggregate principal amount of exchangeable notes (or $57.5 million in aggregate principal amount if the initial purchasers exercise their over-allotment option in full), (2) the net proceeds we receive from the sale of three properties to Vibra, as described in the prospectus supplement, (3) borrowings under our existing credit facility, and (4) borrowings under an interim loan facility for which we have secured commitments from a syndicate of lenders, as described in the prospectus supplement.

The following table illustrates how we plan to finance the HCP acquisition:

Sources of funds	(In millions)

Proceeds from common stock offered hereby(1)	$118.3
Proceeds from concurrent offering of exchangeable notes(2)	50.0
Proceeds from sale of three properties to Vibra(3)	107.0
Borrowings under existing credit facilities	87.0
Borrowings under the interim loan facility	76.9

Total	$439.2

Uses of funds

Funding of the HCP acquisition and transaction costs(4)	$370.9
Funding of acquisition of three properties to be operated by Vibra	55.0
Fees and expenses(5)	13.3

Total	$439.2

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Assumes no exercise of the initial purchasers’ over-allotment option.

(3)	Inclusive of $10.0 million loan prepayment and $7.0 million lease termination payment.

(4)	Reflects $370.9 million purchase price of the acquisition, exclusive of any fees and expenses to be paid by us.

(5)	Includes anticipated underwriting discounts and commissions and other expenses related to this offering, the concurrent private placement by our operating partnership of exchangeable notes and the interim loan facility.
The proceeds we ultimately receive from the proposed concurrent private placement of exchangeable notes by our operating partnership and any borrowings under our existing credit facility or new interim loan facility are dependent upon numerous factors and subject to general market conditions. Our operating partnership may not consummate its concurrent private placement of exchangeable notes or may not consummate it for the amount planned. The net proceeds we receive, if any, from the concurrent private placement by our operating partnership will determine to what extent we will need to borrow funds under the interim loan facility. For example, if our operating partnership receives net proceeds of $60.0 million from its concurrent private placement of exchangeable notes, we will need to borrow only $66.9 million under the interim loan facility, whereas if our operating partnership does not consummate its concurrent private placement of exchangeable notes at all, we will need to borrow a total of approximately $126 million under the interim loan facility. Accordingly, the amounts shown under “Sources of funds” above may differ materially from the actual amounts we receive as between each of the proposed sources of funds. This offering of common stock is not conditioned on completion of the private placement or completion of the HCP acquisition, in whole or in part.
In the event that we do not consummate any or a portion of the HCP acquisition, we plan to use the net proceeds of this offering to repay a portion of the amounts outstanding under our existing credit facility, to fund future property acquisitions and new mortgage loans to healthcare operators, and for other general corporate and working capital purposes. There can be no assurance that the conditions required to consummate the HCP acquisition will be satisfied on the anticipated schedule or at all. See “Risk factors” in the prospectus supplement.

Capitalization
The following table sets forth our capitalization as of December 31, 2007:
➢	on an actual basis; and

➢	on an as adjusted basis giving effect to:
(1) the offering and sale of 11,000,000 shares of our common stock in this offering at a public offering price of $10.75 per share, after deducting the underwriting discounts and commissions and our estimated expenses and assuming no exercise of the over-allotment option by the underwriters;
(2) the concurrent offering by our operating partnership of $50.0 million aggregate principal amount of its exchangeable notes due 2013, after deducting the initial purchaser discounts and our estimated expenses and assuming no exercise of the over-allotment option by the initial purchasers;
(3) the net repayment of $78.0 million under our existing credit facilities in January 2008 from cash on hand;
(4) new borrowings of $87.0 million under our existing credit facilities to fund a portion of the purchase price of the HCP acquisition; and
(5) new borrowing of $76.9 million under a new interim loan facility to fund a portion of the purchase price of the HCP acquisition.
The proceeds we ultimately receive from the proposed concurrent private placement of exchangeable notes by our operating partnership and any borrowings under our existing credit facility or new interim loan facility are dependent upon numerous factors and subject to general market conditions We may not consummate the proposed concurrent private placement of exchangeable notes by our operating partnership or we may not consummate it for the amount planned. Depending on market conditions, we may increase or decrease the size of the offering by our operating partnership of exchangeable notes. The net proceeds we receive, if any, from the concurrent private placement by our operating partnership will determine to what extent we will need to borrow funds under the interim loan facility. For example, if our operating partnership receives net proceeds of $60.0 million from its concurrent private placement of exchangeable notes, we will need to borrow only $66.9 million under the interim loan facility, whereas if our operating partnership does not consummate its concurrent private placement of exchangeable notes at all, we will need to borrow a total of approximately $126 million under the interim loan facility. Accordingly, the actual amounts shown in the “As Adjusted” column may differ materially from those shown below.

	As of December 31, 2007
	Actual	As Adjusted
Debt:
Revolving Credit Facilities(1)	$154,985,897	$163,985,897
Interim Loan Facility	—	76,909,150
Exchangeable Senior Notes due 2011	134,704,269	134,704,269
Exchangeable Senior Notes due 2013	—	50,000,000
Senior Unsecured Notes Due 2016	125,000,000	125,000,000
Term Loan	65,835,000	65,835,000

Total Long-Term Debt	$480,525,166	$616,434,316
Minority Interests	77,552	77,552
Stockholders’ Equity:
Preferred Stock, $0.001 par value: 10,000,000 shares authorized; no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—
Common Stock, $0.001 par value: 100,000,000 shares authorized; 52,133,207 shares issued and outstanding actual; (2) 63,133,207 shares issued and outstanding, as adjusted	52,133	63,133

	As of December 31, 2007
	Actual	As Adjusted
Additional Paid-in-Capital	540,501,058	625,427,558
Distributions in Excess of Net Income	(27,170,405)	(27,170,405)
Treasury Stock	(262,343)	(262,343)

Total Stockholders’ Equity	513,120,443	625,057,943

Total Capitalization	$993,723,161	$1,241,569,811

(1)	The balance on our revolving credit facilities as of March 12, 2008 was $76,985,897.

(2)	Excludes 130,000 shares reserved for issuance upon exercise of stock options outstanding as of March 12, 2008; 45,290 shares reserved for issuance upon the maturity of vested deferred stock units outstanding at March 12, 2008; 935,000 shares reserved for issuance in connection with equity-based compensation awards under our Second Amended and Restated 2004 Equity Incentive Plan; 8,326,175 shares reserved for issuance upon the exchange or redemption of the exchangeable senior notes due 2011 issued by our operating partnership in November 2006; and any shares reserved for issuance upon the exchange or redemption of the exchangeable notes being offered by our operating partnership in a private placement concurrently with this offering.
You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our consolidated financial statements, related notes and other financial information that we have incorporated by reference into the prospectus supplement and the accompanying prospectus.